MATERIAL CHANGE REPORT

51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the "Company")
Suite 501, 543 Granville Street
Vancouver, British Columbia V6C 1X8

Item 2 Date of Material Change

July 29 and August 6, 2020

Item 3 News Release

News releases dated July 29 and August 6, 2020 were disseminated and filed on SEDAR with applicable securities commissions.

Item 4 Summary of Material Change

The Company announced an amended and restated existing loan facility (the "Loan Facility") with Beedie Capital ("Beedie"), completed a conversion of principal amount outstanding under the Loan Facility, received an additional advance under the Loan Facility and elected to accelerate the expiry of warrants.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced the following:

a. it increased its Loan Facility with Beedie by CDN$20 million to help fund the acquisition of new royalties and streams;

b. it completed a conversion of CDN$6 million of principal amount outstanding under the Loan Facility and as a result of the conversion, Beedie was issued 1,079,136 common shares of the Company in satisfaction of the CDN$6 million principal amount outstanding under the Loan Facility;

c. it was advanced an additional CDN$5M under the Loan Facility; and

d. it was electing to accelerate the expiry of certain outstanding common share purchase warrants of the Company exercisable at an adjusted price of CDN$4.68 per post-consolidated Common Share and broker warrants exercisable at an adjusted price of CDN$3.12 per Common Share (collectively, the "Warrants"). The Warrants were issued pursuant to a brokered private placement of the Company that closed in two tranches on December 21, 2018 and January 4, 2019.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO
Phone: 604-696-0741

Email: info@metallaroyalty.com

Item 9 Date of Report

August 7, 2020